UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On March 20, 2020, AC Immune SA (the “Company”) and Eli Lilly and Company (“Lilly”) entered into a second amendment (the “Second Amendment”) to their license and collaboration agreement dated as of December 11, 2018, as amended by the first amendment to such agreement dated as of September 19, 2019 (“License Agreement”) relating to the research and development of Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. Pursuant to the Second Amendment, the parties have replaced the 30 million Swiss Francs milestone due on or before March 31, 2020 with two milestone payments. Specifically, Lilly will be required to pay to the Company 10 million Swiss Francs on or before March 31, 2020 and 60 million Swiss Francs within 60 days after the first patient is dosed in a first Phase 2 clinical trial of any licensed product in the United States or European Union.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

		By:	/s/ Joerg Hornstein
			Name:	Joerg Hornstein
			Title:	Chief Financial Officer
Date:	March 23, 2020

Exhibit Index

Exhibit Number	Description
10.1*	Second Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated March 20, 2020

99.1*	Press Release dated March 23, 2020

*	Filed herewith